SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA FILES FORM 20-F FOR THE YEAR 2013 AND POSTS THE DOCUMENT IN THE COMPANY’S WEBSITE

São Paulo, May 12, 2014 - GAFISA S.A. (Bovespa, GFSA3; NYSE, GFA) (“Gafisa” or, including all its subsidiaries, the "Company") hereby informs its shareholders and the market in general that its Form 20-F for the year 2013 was filed on April 29, 2014 with the U.S. Securities Exchange Comission (SEC) and is available at the Gafisa’s Investor Relations website at the address: www.gafisa.com.br/ir.

The Company's shareholders may receive a hard copy of the Audited Financial Statements, free of charge, upon request.

Additional information can be obtained from Gafisa’s Investor Relations Department by phone (11) 3025-9242 or by email at ri@gafisa.com.br.

São Paulo, May 12, 2014.

Gafisa S.A.

André Bergstein

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 12, 2014

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer